05039679

SECURI[...] ON
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 2 5 2005 WASH, D.C. PROCESSING

SEC FILE NUMBER
8- 46901

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Joseph Stevens & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

59 Maiden Lane
(No. and Street)

New York (City) NY (State) 10038 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Maria Tingoli 212-361-3139
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum & Kliegman LLP
(Name – *if individual, state last, first, middle name*)

655 Third Avenue, 16th Floor (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Maria Tingoli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Joseph Stevens & Company, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

(NONE)

Signature

Chief Financial Officer
Title

Notary Public

Maria Elena Iacoviello
Notary Public State of New York
No. 01IA6116835
Qualified in Kings County
Commission Expires On October 12, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOSEPH STEVENS & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

JOSEPH STEVENS & COMPANY, INC.

CONTENTS

Marcum & Kliegman LLP
Certified Public Accountants & Consultants
A Limited Liability Partnership Consisting of Professional Corporations

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Joseph Stevens & Company, Inc.

We have audited the accompanying statement of financial condition of Joseph Stevens & Company, Inc. (the "Company") as of December 31, 2004 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Joseph Stevens & Company, Inc. as of December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Marcum & Kliegman LLP

New York, New York
March 2, 2005

655 Third Avenue • 16th Floor • New York, NY 10017 • Tel 212-981-3000 • Fax 212-981-3001
Melville New York Greenwich Grand Cayman Riverhead
www.mkllp.com

JOSEPH STEVENS & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS

Cash and cash equivalents	$ 5,287,401
Securities owned, at market value	828,884
Due from clearing broker	1,129,398
Representative loans	343,259
Prepaid expenses	190,862
Property and equipment, net	391,768
Deferred tax assets	54,227
Other assets	274,743
TOTAL ASSETS	$ 8,500,542

The accompanying notes are an integral part of this financial statement.

JOSEPH STEVENS & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Securities sold, not yet purchased, at market value	$ 38,378	
Accrued compensation payable	2,877,699	
Accounts payable and accrued expenses	3,016,786	
TOTAL LIABILITIES		$ 5,932,863
SUBORDINATED BORROWINGS		250,000
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY		
Preferred stock, no par value ; 50 shares authorized; issued and outstanding - none	--	
Common stock, no par value ; stated value $1 per share; 450 shares authorized; issued 110.9134 shares; outstanding 96.7576 shares	111	
Additional paid-in capital	2,544,644	
Retained earnings	298,795	
Stock subscriptions receivable	(84,475)	
Treasury stock, at cost - 14.1558 shares of common stock	(441,396)	
TOTAL STOCKHOLDERS' EQUITY		2,317,679
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 8,500,542

The accompanying notes are an integral part of this financial statement.

NOTE 1 - Organization and Nature of Operations

Joseph Stevens & Company, Inc. (the "Company") is a registered broker and dealer in securities under the Securities and Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (the "NASD").

The Company is a full-service, retail-oriented brokerage firm, specializing in the trading and sale of primarily equity securities as well as proprietary trading for its own account. The Company is an introducing broker and clears all transactions through a clearing organization on a fully disclosed basis. Accordingly, the Company is exempt from rule 15c3-3 of the Securities and Exchange Act of 1934. The Company has offices in New York and New Jersey.

NOTE 2 - Summary of Significant Accounting Policies

Securities Transactions
Securities transactions are recorded on a trade date basis. All of the Company's securities are carried at market value.

Use of Estimates in the Financial Statement
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Property and Equipment
Property and equipment is stated at cost. Furniture and fixtures and office equipment are depreciated on a straight-line basis over the economic useful lives of assets, which range from three to five years. Leasehold improvements are amortized over the lesser of their economic useful lives or the expected term of the related lease.

Concentrations of Credit Risk
The Company is engaged in trading and a broad range of securities brokerage and investment services to primarily retail customers, as well as corporate finance and investment banking services to corporations and businesses. Counter-parties to the Company's business activities include broker-dealers and clearing organizations, and can include banks and other financial institutions. The Company uses a clearing broker to process transactions and maintain customer accounts on a fee basis for the Company. The Company permits the clearing broker to extend credit to their customers secured by cash and securities in the customer's account. The Company's exposure to credit risk associated with the non-performance by their customers and counter-parties in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of customers and counter-parties to satisfy their obligations to

NOTE 2- Summary of Significant Accounting Policies, continued

Concentration of Credit Risk, continued

the Company. The Company has agreed to indemnify the clearing broker for losses it incurs while extending credit to the Company's customers. It is the Company's policy to review, as necessary, the credit standing of their customers and each counter-party. Amounts due from customers that are considered uncollectible are charged back to the Company by the clearing broker when such amounts become determinable. At December 31, 2004, there are no amounts due from customers included in the accompanying statement of financial condition.

The Company's activities can include the purchase and sale of stock options and warrants. Stock options and warrants give the buyer the right to purchase or sell securities at a specific price until a specified expiration date. These financial instruments are used to conduct trading activities and manage market risk. The Company may receive warrants or purchase options as part of its underwriting and placement agent activities.

In addition, the Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded these obligations in the accompanying statement of financial condition at December 31, 2004 at the market values of the related securities and will incur a loss if the market value of these securities increases subsequent to December 31, 2004.

The Company maintains cash with major financial institutions. Cash is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $100,000 at each institution. The Company controls risk by maintaining accounts with large, reputable financial institutions. At times, such amounts may exceed FDIC limits. At December 31, 2004, the Company had balances in excess of FDIC limits.

Income Taxes

The stockholders of the Company elected that the Company be taxed under the provisions of Subchapter "S" of the Internal Revenue Code and the appropriate sections of the New York State Franchise Tax Act. Under those provisions, the Company does not pay federal or New York State corporate income taxes, but is subject to New York City and New Jersey corporate income taxes. The stockholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income.

The Company recognizes deferred tax assets and liabilities based on the differences between financial statement carrying amounts and the tax basis of assets and liabilities, using the effective tax rates in the years in which the differences are expected to reverse. A valuation allowance related to deferred tax assets is recorded when it is more likely than not that some or the entire deferred tax assets amount will not be realized.

NOTE 2- Summary of Significant Accounting Policies, continued

Representative Loans

The Company loans money to certain registered representatives as an incentive for their affiliation with the Company. The registered representatives sign an employment agreement with the Company for a specified term. The loans are non-interest bearing.

NOTE 3 - Due from Clearing Broker

At December 31, 2004 amounts due from the clearing broker includes fees and commissions. The Company does not carry accounts for customers or perform custodial functions related to customers' securities. The Company introduces all of its customer transactions, which are not reflected in the accompanying statement of financial condition, to its clearing broker, which maintains the customers' accounts and clears such transactions. Additionally, the clearing broker provides the clearing and depository operations for the Company's proprietary securities transactions.

As of December 31, 2004, there were no material unsecured amounts owed to the clearing broker by these customers in connection with normal margin, cash and delivery against payment transactions.

NOTE 4 - Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased at December 31, 2004 consists of trading and investment securities at quoted market values and are as follows:

	Owned	Sold, Not Yet Purchased
Corporate stocks	$828,884	$38,378

NOTE 5 - Property and Equipment, Net

Property and equipment at December 31, 2004 consisted of the following:

	Amount
Furniture and fixtures	$ 31,023
Office equipment	559,024
Leasehold improvements	165,827
	755,874
Less: accumulated depreciation and amortization	(364,106)
	$391,768

NOTE 6 - Income Taxes

Deferred tax assets and liability at December 31, 2004 consist of the following:

	Amount
Deferred tax assets:	
Net operating loss carryforwards	$ 152,752
Section 481 adjustment	89,587
Accrued expenses	161,082
	403,421
Less: valuation allowance	(335,900)
	67,521
Deferred tax liability:	
Depreciation and amortization	(13,294)
Deferred tax assets, net	$ 54,227

During the year ended December 31, 2004, the Company has recorded deferred tax assets of $54,227, as described above. In recognition of the uncertainty regarding the ultimate amount of future income tax benefits to be derived from these deferred tax assets, the Company has recorded a valuation allowance of $335,900 at December 31, 2004 because it is more likely than not that a significant portion of the deferred tax assets will not be realized. A reduction in the valuation allowance of $123,000 has been recorded during the year ended December 31, 2004.

The Company's has New York City net operating loss carryforwards of approximately $1,697,000 that are available to offset future New York City taxable income through 2022.

NOTE 7 - Stockholders' Equity

Common Stock

During January 2004, the Company issued 1.4576 shares of its common stock for $29,000 under a stock subscription agreement.

Treasury Stock

During October 2004, the Company purchased 1.0203 shares of its common stock for a purchase price of $14,480.

Stock Option Plan

On August 15, 1998, the Company adopted the 1998 Stock Option Plan (the "Plan"). The Plan provides for the awarding of incentive and non-qualified stock options to employees, directors and independent consultants who may contribute to the success of the Company. The options granted vest either immediately or ratably over a period of time not to exceed

NOTE 7 - Stockholders' Equity, continued

Stock Option Plan, continued

10 years from the date of grant, at an exercise price to be determined by the Board of Directors or the Compensation Committee of the Board of Directors. The exercise price of the stock is generally the fair value of the Company's common stock, not to exceed 110% of the fair value of the common stock in the case of incentive stock options. The options must be exercised within 10 years from the date of grant. The Plan is intended to qualify as an incentive stock option plan under Section 422 of the Internal Revenue Code. The Plan terminates on August 15, 2008.

The Plan permitted the issuance of stock options covering 100 shares of the Company's common stock. There are 95 options remaining available to purchase 95 shares of the Company's common stock under the Plan. No options were outstanding under the Plan as of and for the year ended December 31, 2004.

NOTE 8 - Commitments

Leases

The Company leases office facilities and office equipment at several locations under non-cancelable operating leases expiring at various dates through August 2010. Several leases contain provisions for escalations based on increases in certain costs incurred by the lessor.

Future minimum payments under the above non-cancelable operating leases are as follows:

For the Year Ending December 31,	Occupancy Leases	Equipment Leases	Total
2005	$ 819,198	$ 51,912	$ 871,110
2006	861,890	47,520	909,410
2007	869,426	8,567	877,993
2008	722,721	1,512	724,233
2009	673,398	1,512	674,910
Thereafter	448,932	--	448,932
Total	$4,395,565	$111,023	$4,506,588

Letter of Credit

In connection with the lease for its New York City corporate office, the Company is required to maintain a standby letter of credit for approximately $460,000 for the purpose of collateralizing future lease payments. At December 31, 2004, there were no amounts drawn down on this letter of credit.

NOTE 8 - Commitments, continued

Retirement and Savings Plan

The Company has a profit sharing plan for the benefit of eligible employees and their beneficiaries which qualifies under Section 401(k) of the Internal Revenue Code (the "Code"). The plan allows employees to defer part of their compensation, not to exceed the maximum under the Code. The Company is not required to match any employee contributions, but may do so at its discretion.

NOTE 9 - Contingencies

In the normal course of the Company's business, the Company is involved in claims, lawsuits and arbitrations brought by its customers and former employees. It is the opinion of management, based upon its evaluation of each of these matters and the reserves established by the Company, that the resolution of all claims presently pending will not have a material adverse effect on the financial condition of the Company.

NOTE 10 - Subordinated Borrowings

Subordinated borrowings which have been approved by the NASD for inclusion in computing the Company's net capital pursuant to the Securities and Exchange Commission's (the "SEC") Uniform Net Capital Rule ("rule 15c3-1") represent a subordinated loan arrangement with a stockholder of the Company in the original amount of $450,000. During 2004, the Company repaid $200,000 of subordinated borrowings. The remaining unpaid principal balance is $250,000 at December 31, 2004. Subordinated borrowings are non-interest bearing.

NOTE 11 - Net Capital Requirement

The Company is subject to SEC rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company computes its net capital under the aggregate indebtedness method permitted by rule SEC 15c3-1, which requires that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $250,000, whichever is greater.

At December 31, 2004, the Company had net capital, as defined, of $1,015,989, which exceeded its minimum net capital requirement of $393,162 by $622,827. The Company's ratio of aggregate indebtedness to net capital was 5.80 to 1 at December 31, 2004.